

October 6, 2023

Christina L. Zamarro
Chief Financial Officer
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2023**
> **Response dated October 3, 2023**
> **File No. 001-01927**

Dear Christina L. Zamarro:

We have reviewed your October 3, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Consolidated Financial Statements, page 7

1. We note your response and your conclusion that at June 30, 2023, after evaluating macroeconomic conditions, your market capitalization and your results of operations, that it was not more likely than not that the fair values of our goodwill or indefinite-lived intangible assets were less than their respective carrying values and, therefore, you did not have any impairment. We also noted, to some extent, deterioration in your operating results (i.e., decreasing income before income taxes) and cash flows from operations between the interim and annual reporting periods. Please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in future filings to address the following:

   • provide a more detailed description of the key assumptions you used to estimate fair value, including how the key assumptions were determined;

• discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented;

• describe the potential events and/or changes in circumstances that could result in additional impairment charges; and

• disclose the percentage by which your estimated fair value exceeds your carrying value as of the date of your most recent impairment test.

Please contact Beverly Singleton at 202-551-3328 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing